

Mucjon Demiraj · 3rd

Principal Broker at Wilcuma LLC

New York, New York, United States · 119 connections ·

Contact info

Wilcuma LLC

 **Fordham University**

Experience

Real Estate Broker

Wilcuma LLC

Nov 2016 – Present · 4 yrs 1 mo

Principal

Sihana Realty · Full-time

Jan 2013 – Oct 2016 · 3 yrs 10 mos

New York City Metropolitan Area

Commercial Division

The Bellmark Group · Full-time

Jan 2010 – Dec 2012 · 3 yrs

New York, New York, United States

Education

 ### Fordham University

Bachelor's degree

2004 – 2008

Skills & endorsements

Real Estate

Listings

Investment Properties

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Interests



Gimlet Media
12,630 followers



Fordham University
120,779 followers



Uppercut
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Wilcuma
49 followers

Populous
33,078 followers